SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com
HARRY S. PANGAS
DIRECT LINE: 202.383.0805
E-mail: harry.pangas@sutherland.com
January 12, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. — Preliminary Proxy Statement on Schedule 14A
Dear Sir or Madam:
     On behalf of Fifth Street Finance Corp., we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.
     Please call me at the above number if you have any questions or comments regarding the foregoing.
Sincerely,
/s/ Harry S. Pangas
cc: Bernard D. Berman

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